UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

AMSEC Employees 401(k) Profit Sharing Plan

2829 Guardian Lane, Virginia Beach, Virginia 23452

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAIC, Inc.

10260 Campus Point Drive

San Diego, California 92121

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 11

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	13

All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable. There were no reportable transactions or series of transactions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of AMSEC LLC, AMSEC LLC Retirement Committee and Participants of

AMSEC Employees 401(k) Profit Sharing Plan:

Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 3 to the financial statements, the 2005 financial statements include class A common stock of Science Applications International Corporation valued at $42,550,154 (25 percent of net assets), whose value has been estimated by the Plan in the absence of readily ascertainable market values. We have examined the procedures used by the Plan in determining the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a public market for the securities existed, and the difference could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Richmond, Virginia

June 29, 2007

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
	2006	2005
ASSETS:
Investments—at fair value:
Participant-directed:
Mutual funds	$162,903,226	$122,619,417
Participant loans	3,805,301	3,825,427
Partially nonparticipant-directed (Note 5):
SAIC, Inc. class A preferred stock	34,015,637	—
SAIC, Inc. common stock	2,357,281	—
Science Applications International Corporation class A common stock	—	42,550,154

Total investments	203,081,445	168,994,998

Receivables:
Employer contributions	723,909	580,327
Participant contributions	691,326	672,660

Total receivables	1,415,235	1,252,987

NET ASSETS AVAILABLE FOR BENEFITS	$204,496,680	$170,247,985

See notes to financial statements.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2006	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,867,332	$7,747,776
Reorganization merger special dividend (Note 2)	14,380,845	—
Interest and dividends	6,643,453	3,959,349
Less investment expenses	(20,315)	(4,150)

Net investment income	23,871,315	11,702,975

Contributions:
Participants	17,006,325	16,949,613
Employer	4,563,677	4,323,480
Employee rollovers	1,556,832	27,280,553

Total contributions	23,126,834	48,553,646

Total additions	46,998,149	60,256,621

DEDUCTIONS:
Distributions paid to participants	12,749,454	13,271,397

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	34,248,695	46,985,224
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	170,247,985	123,262,761

End of year	$204,496,680	$170,247,985

See notes to financial statements.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the AMSEC Employees 401(k) Profit Sharing Plan (the Plan) is for general information purposes only. Participants should refer to the Plan document dated January 1, 1997 and Summary Plan Description dated August 2004 for more complete information regarding the Plan.

General—AMSEC LLC (the Company or Plan Sponsor) is a joint venture between AMSEC Corporation, a wholly-owned subsidiary of Science Applications International Corporation (SAIC) and Fleet Services Holding Corporation, a wholly-owned subsidiary of Northrop Grumman Newport News (NGNN). On June 12, 2007, SAIC and NGNN announced a restructuring of AMSEC LLC, which is subject to closing, whereby SAIC will no longer retain an interest in AMSEC LLC. The Plan is a defined contribution plan sponsored by AMSEC LLC and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The authority to control and manage the operation and administration of the Plan is held by the Company who is named fiduciary for purposes of Section 402(a) of ERISA. The AMSEC LLC Retirement Committee (the Committee) has the responsibility for the day-to-day administration and operation of the Plan.

On October 14, 2003, the Company entered into an Agreement and Plan of Merger with the shareholders of Eagan McAllister Associates, Inc. (EMA), a Maryland Corporation, to acquire all of the shares of stock of EMA. The plan of merger was executed and EMA became a wholly-owned subsidiary of the Company on December 1, 2003. In accordance with the Agreement and Plan of Merger, the EMA Board of Directors approved the termination of the EMA 401(k) Plan as of the closing date of the acquisition and allowed EMA’s employees to rollover their balances into the Plan. Effective November 15, 2005, the remaining investments of the EMA 401(k) Plan were transferred into the Plan.

Eligibility—Generally, employees of the Company are eligible to participate upon commencing employment.

Contributions—The Plan permits participants to elect to defer a percentage of their eligible compensation as allowable under the Plan, up to $15,000 and $14,000 for 2006 and 2005, respectively. For 2005 and 2006, the maximum percentage salary deferral limit was 50% of eligible compensation for all employees. In addition, a participant who has attained age 50 before the last day of the Plan Year may be eligible to make an additional catch-up contribution. The maximum amount of catch-up contribution for 2006 and 2005 was $5,000 and $4,000, respectively. The combined salary deferral and catch-up contributions may not exceed 75% of eligible compensation. Participants may also contribute amounts representing rollovers from other qualified plans.

Matching contributions are made quarterly and allocated to those eligible employees who made salary deferrals for the quarter and were employed on the last day of such quarter or whose employment terminated during the Plan quarter as a result of death, retirement or disability during such quarter. Matching contributions to the Plan by the Company are discretionary. Matching contributions during 2006 and 2005 were 40% match of the first $5,000 of salary deferrals, to a maximum of $2,000, for all participants. Effective January 1, 2007, Company matching contributions are contributed to participant accounts following each payroll period.

Company matching contributions are allocated 50% to the Stock Funds and 50% to the participants’ investment choices. The Company may elect to make additional discretionary contributions to the Plan. The Company made additional discretionary contributions for the years ended December 31, 2006 and 2005 of $322,918 and $281,823, respectively, for the sole purpose of the employees receiving a special contract contribution to meet fringe calculations specified by the McNamara-O’Hara Service Contract Act. Effective April 2, 2007, all Company matching contributions are participant-directed.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Investment Funds—As of December 31, 2006, participants could direct the investment of their contributions in any combination of 19 mutual funds as well as SAIC, Inc. common stock (Common Stock Fund). All amounts in the Common Stock Fund are invested in common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions, future investment exchanges and other cash needs. During the year ended December 31, 2006, a Preferred Stock Fund was created to facilitate the exchange of SAIC’s class A common stock to SAIC, Inc. class A preferred stock pursuant to the reorganization merger (Note 2). As of April 2, 2007, the Preferred Stock Fund is closed to new investment.

As of December 31, 2006, a portion of SAIC, Inc. preferred and common stock from Company contributions were invested in Stock Funds that were not exchangeable into other investments within the Plan except upon termination of employment with the Company or other Plan provisions. In addition, all shares of SAIC, Inc. class A preferred stock held by the Plan as of December 31, 2006 were subject to lock-up restrictions associated with the October 2006 reorganization merger and initial public offering as described in Note 2. On January 2, 2007, the Pension Protection Act of 2006 required that restrictions on a significant portion of the balances held in the Stock Funds be removed, allowing participants the ability to exchange into any other investment offered by the Plan. The Plan continued to allow terminated participants or participants age 59  1/2 or older to exchange out of or take distributions from the Stock Funds. As of January 31, 2007, the Company’s fiscal year end, 122,143 shares of SAIC, Inc. class A preferred stock and 24,062 shares of SAIC, Inc. common stock remain subject to restriction. One half of these shares will become exchangeable on January 2, 2008 and the other half will become exchangeable on January 2, 2009. All other contributions, including employee deferrals, rollovers and a portion of the Company matching contributions, are invested according to participant direction. Effective April 2, 2007, all Company matching contributions are participant-directed.

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, and if eligible, the Company’s contributions in accordance with provisions of the Plan. Participant accounts also reflect withdrawals and changes in account balances resulting from investment gains and losses. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting—A participant’s interest in each of the participant’s accounts, including Company contributions, is 100% vested at all times. Accordingly, there are no forfeitures.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. The Stock Funds balances may be used for purposes of determining the vested account balance, but the loan amount may only be withdrawn from the other fund options. The maximum loan term is generally five years, except for a principal residence loan, as defined in the Plan documents, which is twenty-five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percentage point at the time funds are borrowed. Currently, the Plan has outstanding loans with interest rates ranging from 2.90% to 9.25%, with projected maturity dates ranging from January 2007 through November 2031. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions to Participants—Participants may receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability, or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the financial hardship falls within the Safe Harbor Rules as specified by the Internal Revenue Service. An unlimited number of withdrawals are allowed after age 59-1/2 and from any prior rollover accounts.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.	INVESTMENT IN SAIC STOCK

Reorganization Merger and Initial Public Offering—On October 16, 2006, in connection with becoming a publicly-traded company, SAIC completed a reorganization merger in which it became a wholly-owned subsidiary of SAIC, Inc. SAIC, Inc. then completed an initial public offering of its common stock. Pursuant to the reorganization merger, each share of class A common stock and class B common stock of SAIC was exchanged for two shares and 40 shares, respectively, of SAIC, Inc. class A preferred stock. The common stock of SAIC, Inc. has the same economic rights as the class A preferred stock of SAIC, Inc. but is entitled to one vote per share while the class A preferred stock of SAIC, Inc. is entitled to 10 votes per share. The shares of class A preferred stock of SAIC, Inc. were allocated 20% to series A-1 preferred stock, 20% to series A-2 preferred stock, 30% to series A-3 preferred stock, and 30% to series A-4 preferred stock. The different series are identical, except for applicable restriction periods. Shares of class A preferred stock are not transferable or convertible into common stock until the applicable restriction periods expire. The restriction periods expired on January 11, 2007 for series A-1 preferred stock and April 11, 2007 for series A-2 preferred stock, and will expire on July 10, 2007 for series A-3 preferred stock and October 8, 2007 for series A-4 preferred stock. However, as a result of certain diversification rights provided Plan participants pursuant to the Pension Protection Act of 2006, certain shares of class A preferred stock held by the Plan became eligible for conversion into SAIC, Inc. common stock at the direction of plan participants effective January 2, 2007. One half of the remaining shares of SAIC, Inc. class A preferred stock become exchangeable on January 2, 2008 and the remainder becomes exchangeable on January 2, 2009. Once exchanged into common stock, participants may further exchange into any other mutual fund offered by the Plan or take a distribution in accordance with the Plan rules.

Payment of Special Dividend—In connection with the October 2006 reorganization merger, SAIC paid a special dividend to holders of record as of October 12, 2006 of its class A common stock and class B common stock of $15 per share and $300 per share, respectively. The November 2006 dividend payment to the Plan totaled $14,380,845 and was allocated to participant accounts and invested in the Plan’s default investment fund, the Vanguard LifeStrategy Conservative Growth Fund.

The Limited Market Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, there was no public market for SAIC’s common stock. A limited market maintained by SAIC’s wholly-owned broker-dealer subsidiary, Bull, Inc., permitted existing stockholders to offer SAIC common stock for sale on predetermined trade dates at the price determined by its Board of Directors (the Board). Historically, SAIC conducted four trades each year; however, a scheduled trade could be postponed or cancelled. The last limited market trade occurred on June 30, 2006.

Subject to certain legal and contractual restrictions, SAIC was authorized, but not obligated, to purchase shares of common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeded the number of shares sought to be purchased by authorized buyers, and SAIC, in its discretion, determined to make such purchases. SAIC purchased a significant amount of its common stock in the limited market during recent periods leading up to the October 2006 reorganization merger. SAIC’s purchases during 2006 and 2005 balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers in the limited market. Following completion of the reorganization merger and initial public offering, SAIC no longer conducts limited market trades.

Determination of Stock Price Prior to the Reorganization Merger —Prior to the October 2006 reorganization merger, the price of SAIC’s common stock was determined by SAIC’s Board using a valuation process that included input from an independent appraisal firm and a stock price formula adopted by the Board. The stock price remained in effect until subsequently changed. The Board historically reviewed the stock price at

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

least four times each year, generally during its regularly scheduled board meetings, approximately one week before the four predetermined trade dates. Due to uncertainty regarding the completion date of the then-proposed public offering, the limited market trades and retirement plan transactions did not occur on a regular basis in 2006 and the stock price was only reviewed by the Board when necessary to support such trades. When a trade occurred, the Board reviewed the stock price during the period between a board meeting and the trade date to determine whether the stock price continued to represent fair market value, and if necessary, modified the price. The Board set the price at an amount it believed represented fair market value; however, there was no assurance that the stock price represented the value that would have been obtained if the stock had been publicly-traded. After the Board established the stock price, the appraisal firm provided an opinion letter to the Board and the Committee as to whether the stock price appeared to reflect the fair market value of SAIC’s common stock.

Purchases of SAIC Common Stock Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, the Plan was not permitted to purchase shares of SAIC common stock unless the stock price that was established by the Board was determined by the Committee, in reliance on an appraisal by the independent appraiser, among other factors, to represent the fair market value of the shares.

Stock Funds Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, all amounts in the Stock Funds were invested in SAIC common stock, except for estimated cash reserves which were primarily used to provide future benefit distributions, future investment exchanges and other cash needs. Cash remaining after accounting for estimated cash reserves generally was used to purchase SAIC common stock at the stock price then in effect. Shares purchased by the Plan were acquired in the limited market or were purchased from SAIC. Shares of SAIC common stock purchased by the Plan subsequent to the September 1, 2005, announcement of SAIC’s intention to conduct a public offering were purchased in trades conducted directly with SAIC on October 14, 2005 and December 30, 2005. If there were not enough cash reserves in the Stock Funds to provide benefit distributions and/or investment exchanges, shares held by the Stock Funds would be offered to SAIC for purchase. In the event SAIC declined to purchase shares, the Plan could offer shares for sale in the limited market.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Investment Valuation—Investments are carried at fair value as follows:

Investment in SAIC, Inc. Class A Preferred and Common Stock—Shares of SAIC, Inc. common stock are publicly traded on the New York Stock Exchange. While SAIC, Inc.’s class A preferred stock is not listed on a national securities exchange or traded in an organized over-the-counter market, the shares may be converted into SAIC, Inc. common stock on a one-for-one basis upon expiration of the applicable restriction periods or as a result of certain diversification rights provided by the Pension Protection Act of 2006. Based in part on an independent appraisal, as of December 29, 2006, the Plan believes that the market price of SAIC, Inc.’s common stock reasonably approximates the fair value of the class A preferred stock. Accordingly, the fair value of investments in SAIC, Inc. class A preferred stock and common stock held by the Plan is based on the publicly-traded value of SAIC, Inc. common stock as of December 31, 2006.

Investment in SAIC Class A Common Stock—Prior to SAIC’s October 2006 reorganization merger, the fair value of SAIC’s class A common stock was based upon the latest price set by the Board prior to December 31 of each year (see Note 2). The value of SAIC’s class A common stock as of December 31,

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2005, was based upon a price of $43.92 per share, representing the price set by the Board of Directors on December 23, 2005. The Committee received an opinion from the independent appraisal firm that such price of SAIC’s class A common stock appeared to reflect the fair market value as of that date. The appraiser’s opinion for the December 23, 2005 value assumed SAIC would purchase sufficient shares in subsequent limited market trades to cause the trades to be fully subscribed and that the stockholders would be able to sell all shares offered for sale in those trades. While SAIC was not obligated to purchase shares, it did purchase sufficient shares in the December 2005 and subsequent trades to satisfy all offers to sell shares. Because of the nature of the limited market trading process and other relevant valuation data, the Plan believes that the December 23, 2005 price is representative of the fair value of the shares at December 31, 2005.

Investment Gains and Losses—The gains or losses realized on sales of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2006 and 2005, benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid were $226,787 and $39,104, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Adoption of New Accounting Pronouncement—In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The Plan’s adoption of the FSP in 2006 had no impact on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005, are separately identified below.

	As of December 31
	2006	2005
Mutual funds, participant-directed:
American Funds Growth Fund of America	$10,415,630	$8,774,736
Vanguard 500 Index Trust	26,317,375	22,951,795
Vanguard Life Strategy Conservative Growth Fund	17,174,594	—
Vanguard Life Strategy Moderate Growth Fund	12,415,388	9,981,381
Vanguard Prime Money Market Fund	16,819,968	16,407,849
Vanguard Windsor Fund	14,268,682	11,729,748
Partially nonparticipant-directed:
SAIC, Inc. class A preferred stock	34,015,637	—
Science Applications International Corporation class A common stock	—	42,550,154

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	Years Ended December 31
	2006	2005
Mutual funds	$10,863,447	$3,259,898
SAIC, Inc. class A preferred stock	(6,668,530)	—
SAIC, Inc. common stock	(75,103)	—
Science Applications International Corporation class A common stock	(1,252,482)	4,487,878

Net appreciation in fair value of investments	$2,867,332	$7,747,776

The reduction in value of Science Applications International Corporation class A common stock for the year ended December 31, 2006 was significantly affected by the declaration and payment of a special dividend of $15 per share of class A common stock. The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of changes in net assets or investments relating to the nonparticipant-directed Stock Funds are as follows:

	As of December 31
	2006	2005
Investments, at fair value—SAIC Stock Funds	$8,889,871	$6,851,901

	Years Ended December 31
	2006	2005
Changes in nonparticipant-directed investments:
Contributions	$2,048,365	$2,006,472
Net appreciation of investments	573,467	730,414
Net transfers	(155,758)	—
Distributions to participants	(428,104)	(403,427)

Net increase in nonparticipant-directed investments	$2,037,970	$2,333,459

As of December 31, 2005, a portion of the investments transferred into the Plan related to the termination of the EMA 401(k) plan and was deemed to be non-participant directed investment. Investments of $3,718,857 held by former EMA 401(k) plan participants who did not respond or provide rollover instructions were transferred to the Plan by the Company to the Vanguard Prime Money Market Fund.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For 2006 and 2005, the Company paid administrative fees and non-discrimination testing fees to Vanguard of $31,500 and $16,400, respectively, for each year.

At December 31, 2006, the Plan held 132,607 shares of SAIC, Inc. common stock and 1,912,065 shares of SAIC, Inc. class A preferred stock with a cost basis of $2,424,852 and $30,527,897, respectively. SAIC, Inc. is the parent company of SAIC. At December 31, 2005, the Plan held 968,810 shares of class A common stock of SAIC with a cost basis of $29,992,182. In connection with SAIC’s reorganization merger and initial public offering of common stock in October 2006, shares of SAIC class A and class B common stock were exchanged for shares of SAIC, Inc. class A preferred stock as discussed in Note 2.

7.	FEDERAL INCOME TAX STATUS

The Plan received its latest determination letter from the Internal Revenue Service dated November 9, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.	PLAN AMENDMENTS

Effective January 1, 2005, the Company’s matching formula was amended to increase the employer matching contribution on elective salary deferrals to 40% of the first $5,000 of participant salary deferrals, to a maximum of $2,000 annually for each participant.

Effective March 28, 2005, the Plan was amended to allow for automatic rollovers for lump sum distributions between $1,000 and $5,000 in a manner consistent with the Department of Labor regulations.

Effective May 15, 2006, the Plan was amended to provide participants with the ability to transfer their account balances held in the Non-Exchangeable Stock Funds into any other mutual fund offered by the Plan. This provision was only available for the quarterly trade date occurring on June 30, 2006.

10.	SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended to increase the employer matching contribution on elective salary deferrals to 45% of the first $5,000 deferred, to a maximum of $2,000, for all participants. In addition, effective as of this same date, Company matching contributions previously contributed to the Plan quarterly were now contributed following each payroll period.

Effective April 2, 2007, the SAIC Preferred Stock Fund was closed to new contributions. In addition, effective April 2, 2007, all Company matching contributions are participant directed.

On June 12, 2007, SAIC and NGNN announced a restructuring of AMSEC LLC, which is subject to closing, whereby SAIC will no longer retain an interest in AMSEC LLC.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reported in the financial statements to Schedule H on Form 5500:

	As of December 31
	2006	2005
Net assets available for benefits are reported in the financial statements	$204,496,680	$170,247,985
Distributions payable	(226,787)	(39,104)

Net assets available for benefits reported on Schedule H on Form 5500	$204,269,893	$170,208,881

The following is a reconciliation of distributions to participants for the year ended December 31, 2006, as reported in the financial statements to Schedule H on Form 5500:

Distribution to participants as reported in the financial statements	$12,749,454
Add amounts payable at December 31, 2006	226,787
Less amounts payable at December 31, 2005	(39,104)

Distributions to participants as reported on Schedule H on Form 5500	$12,937,137

*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par	(d) Cost	(e) Current Value
*	SAIC, Inc. class A preferred stock	Company Stock	$30,527,897	$34,015,637
*	SAIC, Inc. common stock	Company Stock	2,424,852	2,357,281
	American Funds Growth Fund America	Mutual Fund	**	10,415,629
	Columbia Acorn Fund	Mutual Fund	**	6,216,107
	PIMCO Total Return	Mutual Fund	**	1,175,922
	T Rowe Mid Cap Growth Fund	Mutual Fund	**	2,189,870
*	Vanguard 500 Index Fund	Mutual Fund	**	26,317,375
*	Vanguard Growth and Income Fund	Mutual Fund	**	3,149
*	Vanguard International Growth Fund	Mutual Fund	**	9,150,987
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	17,174,594
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	7,847,106
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	12,415,388
*	Vanguard Mid-Cap Index Fund	Mutual Fund	**	9,565,299
*	Vanguard Prime Money Market Fund	Mutual Fund	**	16,819,968
*	Vanguard Short-Term Bond Index Fund	Mutual Fund	**	2,295,449
*	Vanguard Small-Cap Index Fund	Mutual Fund	**	8,874,068
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	6,087,932
*	Vanguard Total International Stock Index Fund	Mutual Fund	**	4,802,343
*	Vanguard Wellesley Income Fund	Mutual Fund	**	7,283,358
*	Vanguard Windsor Fund	Mutual Fund	**	14,268,682
*	Participant Loans	Interest rates from 2.90% to 9.25%; maturities from January 2007 to November 2031	**	3,805,301

	TOTAL INVESTMENTS			$203,081,445

*	Party-in-interest
**	Not applicable—participant-directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AMSEC Retirement Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

DATE: June 29, 2007	/s/ RONALD Y. LIU
Ronald Y. Liu Member, AMSEC LLC Retirement Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP